						Exhibit 99(b)

Entergy Gulf States, Inc.
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Dividends

	Twelve Months Ended
	December 31,					September 30,

	1999	2000	2001	2002	2003	2004

Fixed charges, as defined:
Total Interest charges	$153,034	$158,949	$174,368	$144,840	$157,343	$137,791
Interest applicable to rentals	16,451	18,307	18,520	16,483	16,694	15,411

Total fixed charges, as defined	169,485	177,256	192,888	161,323	174,037	153,202

Preferred dividends, as defined (a)	29,355	15,742	13,017	6,190	6,485	7,024

Combined fixed charges and preferred dividends, as defined	$198,840	$192,998	$205,905	$167,513	$180,522	$160,226

Earnings as defined:

Income (loss) from continuing operations before extraordinary items and
the cumulative effect of accounting changes	$125,000	$180,343	$179,444	$174,078	$63,895	$148,386
Add:
Income Taxes	75,165	103,603	82,038	65,997	24,249	95,563
Fixed charges as above	169,485	177,256	192,888	161,323	174,037	153,202

Total earnings, as defined (b)	$369,650	$461,202	$454,370	$401,398	$262,181	$397,151

Ratio of earnings to fixed charges, as defined	2.18	2.60	2.36	2.49	1.51	2.59

Ratio of earnings to combined fixed charges and
preferred dividends, as defined	1.86	2.39	2.21	2.40	1.45	2.48

(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.